
05008654

82-97

99

ANGLO AMERICAN PLC


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH, D.C.
SECTION

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,219,052 Ordinary Shares held by the Trust:

SUPPL

Date of Transfer	Number of Ordinary Shares
16 May 2005	2000
17 May 2005	10,788
18 May 2005	92,575
19 May 2005	65,520
20 May 2005	49,758

The Company was advised of these transactions on 20 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson


PROCESSED
JUN 08 2005

G A Wilkinson
Deputy Secretary
20 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,219,052 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
16 May 2005	2000
17 May 2005	10,788
18 May 2005	92,575
19 May 2005	65,520
20 May 2005	49,758

The Company was advised of these transactions on 20 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
20 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,219,052 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
16 May 2005	2000
17 May 2005	10,788
18 May 2005	92,575
19 May 2005	65,520
20 May 2005	49,758

The Company was advised of these transactions on 20 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
20 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH DC
209
SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,219,052 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
16 May 2005	2000
17 May 2005	10,788
18 May 2005	92,575
19 May 2005	65,520
20 May 2005	49,758

The Company was advised of these transactions on 20 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
20 May 2005



PROCESSING
MAY 3 1 2005
SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,219,052 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
16 May 2005	2000
17 May 2005	10,788
18 May 2005	92,575
19 May 2005	65,520
20 May 2005	49,758

The Company was advised of these transactions on 20 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
20 May 2005

